UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TrueCar, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89785L 107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 89785L 107

1.	Name of Reporting Person. Scott Painter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 2,734,824

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,734,824

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,734,824(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)         Includes (i) 2,505,390 shares of Common Stock held by the Reporting Person; (ii) 3,147 shares held of record by the Reporting Person as Custodian for Indy Painter under the California Uniform Transfers to Minors Act; (iii) 3,147 shares held of record by the Reporting Person as Custodian for Luke Painter under the California Uniform Transfers to Minors Act; (iv) 3,147 shares held of record by the Reporting Person as Custodian for Noah Painter under the California Uniform Transfers to Minors Act; (v) 3,147 shares held of record by the Reporting Person as Custodian for Zoe Painter under the California Uniform Transfers to Minors Act; and (vi) 216,846 shares of Common Stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2017.

(2)         Based on 99,986,517 shares of the Issuer’s Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the Securities and Exchange Commission on November 9, 2017.

Item 1.
	(a)	Name of Issuer: TrueCar, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 120 Broadway, Suite 200 Santa Monica, CA 90401

Item 2.
	(a)	Name of Person Filing: Scott Painter
	(b)	Address of Principal Business Office or, if none, Residence: c/o Fair.com 1540 2nd Street, Suite 200 Santa Monica CA 90401
	(c)	Citizenship: United States
	(d)	Title of Class of Securities: Common Stock, $0.0001 par value per share
	(e)	CUSIP Number: 89785L 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned

(i) 2,505,390 shares of Common Stock held by the Reporting Person; (ii) 3,147 shares held of record by the Reporting Person as Custodian for Indy Painter under the California Uniform Transfers to Minors Act; (iii) 3,147 shares held of record by the Reporting Person as Custodian for Luke Painter under the California Uniform Transfers to Minors Act; (iv) 3,147 shares held of record by the Reporting Person as Custodian for Noah Painter under the California Uniform Transfers to Minors Act; (v) 3,147 shares held of record by the Reporting Person as Custodian for Zoe Painter under the California Uniform Transfers to Minors Act; and (vi) 216,846 shares of Common Stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2017.

(b) Percent of class: 2.7% (1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,734,824
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 2,734,824
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

(1)         Based on 99,986,517 shares of the Issuer’s Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the Securities and Exchange Commission on November 9, 2017.

Item 10.	Certifications.
Not applicable.

signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2018
Date
/s/ Scott Painter
Scott Painter